Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

May 22, 2023

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
GIA Core Plus Fund S000074485

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the GIA Core Plus Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
224	September 15, 2021	485A	0000894189-21-006642
227	November 23, 2021	485BXT	0000894189-21-008235
228	December 10, 2021	485BXT	0000894189-21-008673
229	January 11, 2022	485BXT	0000894189-22-000145
234	February 9, 2022	485BXT	0000894189-22-001103
235	February 25, 2022	485BXT	0000894189-22-001440
236	March 28, 2022	485BXT	0000894189-22-002207
237	April 28, 2022	485BXT	0000894189-22-003160
240	May 27, 2022	485BXT	0000894189-22-004069
241	June 28, 2022	485BXT	0000894189-22-004533
243	July 26, 2022	485BXT	0000894189-22-005067
246	August 25, 2022	485BXT	0000894189-22-006219
247	September 21, 2022	485BXT	0000894189-22-006979
253	October 21, 2022	485BXT	0000894189-22-007672
256	November 21, 2022	485BXT	0000894189-22-008449
257	December 21, 2022	485BXT	0000894189-22-009146

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
258	January 20, 2023	485BXT	0000894189-23-000313
264	February 21, 2023	485BXT	0000894189-23-001218
267	March 23, 2023	485BXT	0000894189-23-002082
275	April 21, 2023	485BXT	0000894189-23-002731

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios

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